Exhibit 99.1
NEWS RELEASE
May 21th, 2015
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS SIGNIFICANT SILVER MINERALISATION IN IXTACA INFILL DRILLING PROGRAM,
HITS 31.50 METERS OF 0.39 G/T AU, 117.0 G/T AG

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce additional results from Almaden’s ongoing 2015 Ixtaca Zone exploration and development program at the Company’s 100% owned Tuligtic project, Mexico. Recently the company released a positive PEA on the Ixtaca deposit (see news release dated September 3rd, 2014). The mineral resources incorporated into the PEA mine plan were comprised of 29% Measured, 55% Indicated and 16% Inferred. The results reported today are from hole TU-15-453, drilled subsequent to the 2014 resource update and PEA and designed to upgrade the Chemalaco Zone resources remaining in the inferred category to the higher confidence measured and indicated categories. Hole TU-15-453 intersected multiple zones of greater than 100 g/t silver, including two beneath the current PEA pit: 6.30 meters of 0.55 g/t Au and 119.6 g/t silver and 12.00 meters of 0.62 g/t gold and 104.3 g/t silver. Infill drilling is now complete and the Company’s 2015 program is now focussed on engineering and environmental studies towards the completion of a Pre Feasibility Study (“PFS”) as described below. Geotechnical drilling is currently being conducted on the property and additional sample material is being collected for the ongoing metallurgical testing program. Highlights from hole TU-15-453 released today include the following intercepts:

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	SECTION
TU-15-453	83.50	202.00	118.50	0.21	61.6	50200N
including	123.00	130.00	7.00	0.32	100.2
including	136.45	143.00	6.55	0.45	186.8
including	163.50	195.00	31.50	0.39	117.0
TU-15-453	218.00	268.00	50.00	0.35	54.8
including	228.50	234.80	6.30	0.55	119.6
including	246.00	258.00	12.00	0.62	104.3

J.D. Poliquin, chairman of Almaden stated, “Today’s results once again show the potential to expand the Ixtaca deposit. We continue to focus on developing the Ixtaca deposit towards being  a significant precious metals producer in Mexico and are currently busy on site with engineering related drilling.”

About the Ixtaca Deposit PFS Program
Development related activities are currently underway, including advanced engineering and environmental baseline studies to meet the requirements of a PFS and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting. To date Almaden has completed or initiated the following studies:

•	Hydrologic studies including the drilling of water test wells and installation of hydrologic equipment for baseline monitoring of existing subsurface water flow and quality on the project site;

•	Baseline surface water quality and flow measurements;

•	Geochemical characterization of rock materials;

•	Condemnation drilling of areas where mine infrastructure is planned;

•	Geotechnical drilling to confirm foundation, footing and subsurface material quality;

•	Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;

•	PFS level metallurgical test work;

•	Flora and fauna studies;

•	Installation of a weather station;

The Company has selected independent engineers Moose Mountain Technical Services and Knight Piesold Ltd. to prepare a PFS study.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company’s wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company’s exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can witness the realities of mining personally. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program

The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Morgan J. Poliquin, Ph.D., P.Eng., a qualified person (“QP”) under the meaning of NI 43-101, the President CEO and a Director of the Company, reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with reporting standards in Canada.  We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions.  These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  Therefore, United States investors are also cautioned not to assume that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” exist.  In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
REFERENCE LINE CHEMALACO ZONE (NE EXTENSION)
Section 50200N
CHEMALACO ZONE (NORTHEAST EXTENSION)
ULTIMATE PEA PIT OUTLINE
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
SCALE
250m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-13-299	45.11	51.00	5.89	0.29	12.1	0.5
TU-13-299	87.00	90.00	3.00	0.19	6.5	0.3
TU-13-299	100.00	124.00	24.00	0.33	19.5	0.7
including	111.50	113.00	1.50	0.25	52.1	1.3
TU-13-302	66.45	170.08	103.63	0.29	14.4	0.6
including	103.00	125.00	22.00	0.83	35.9	1.5
TU-13-304	78.54	96.93	18.39	0.47	34.7	1.2
TU-13-305	20.73	29.00	8.27	0.15	5.9	0.3
TU-13-305	43.66	51.06	7.40	0.41	8.7	0.6
TU-13-307	57.50	238.00	180.50	0.31	20.1	0.7
including	60.50	75.50	15.00	0.53	34.1	1.2
including	143.50	152.70	9.20	0.48	27.3	1.0
including	164.00	166.00	2.00	0.41	186.7	4.1
including	227.50	237.00	9.50	0.60	54.2	1.7
TU-13-307	247.50	253.70	6.20	0.27	10.3	0.5
TU-13-307	272.50	398.68	126.18	0.33	35.3	1.0
including	272.50	273.50	1.00	1.38	370.5	8.8
including	296.50	310.00	13.50	0.86	92.4	2.7
including	304.50	310.00	5.50	1.56	171.9	5.0
including	317.50	321.00	3.50	0.28	83.9	2.0
including	330.00	342.60	12.60	0.45	62.5	1.7
including	358.00	370.00	12.00	0.38	45.2	1.3
TU-15-452	96.20	163.10	66.90	0.17	25.6	0.7
including	132.00	151.00	19.00	0.32	51.7	1.4
TU-15-452	166.10	173.45	7.35	0.23	11.9	0.5
TU-15-452	187.00	215.10	28.10	0.22	17.3	0.6
TU-15-453	83.50	202.00	118.50	0.21	61.6	1.4
including	123.00	130.00	7.00	0.32	100.2	2.3
including	136.45	143.00	6.55	0.45	186.8	4.2
including	163.50	195.00	31.50	0.39	117.0	2.7
TU-15-453	218.00	268.00	50.00	0.35	54.8	1.4
including	228.50	234.80	6.30	0.55	119.6	2.9
including	246.00	258.00	12.00	0.62	104.3	2.7

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line - Chemalaco Zone (NE-Extension)
2400m
2200m
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
ULTIMATE PEA PIT OUTLINE
CHEMALACO ZONE (NORTHEAST EXTENSION)
TU-13-299
TU-13-302
TU-13-304
TU-13-305
TU-13-307
TU-15-452
TU-15-453
TU-13-258
CA-11-001
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals NYSE MKT: AAU TSX: AMM

Section 50200N
Looking 340 degrees (+/- 12.5m)

0m 150m